

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Via E-mail
Edwin G. Morrow
Chief Executive Officer and Director
Monte Resources Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re:** **Monte Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2011**
> **File No. 333-172989**

Dear Mr. Morrow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

3. In light of your status as a Nevada corporation with only three mining claims in British Columbia, Canada, explain to us in necessary detail each of the following items:

- who prepared the registration statement;
- what basis or source(s) the preparer relied upon in drafting the prospectus;
- who created the business plan which is described;
- how Mr. Morrow first came to be affiliated with Monte Resources Inc.; and
- whether anyone participating in the preparation of the registration statement has visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up resource companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Mr. Morrow did not agree to purchase Monte Resources Inc. shares or serve as an officer or director of Monte Resources Inc. at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

5. Please explain to us how and when Mr. Morrow developed an interest in owning and managing an exploration company with mining claims in British Columbia, Canada.

6. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Morrow;
- named legal counsel;
- those responsible for Mr. Morrow's connection with Monte Resources Inc.; and
- any others who participated in the preparation of the prospectus disclosure.

7. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a

new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Prospectus Cover Page

8.   We note your disclosure on your prospectus cover page that the selling stockholders will be offering your shares of common stock at a "par value $0.001 per common share." Please revise to clarify, if true, that the fixed offering price for the duration of the offering will be $0.001 per common share.

9.   We note your disclosure at page 3 that you anticipate that you will have either a private placement or additional funding from your founder by Summer 2011 in order to conduct your operations. Please revise to clarify, if true, that your founder is under no obligation to provide such funding.

Risk Factors, page 6

We Are Solely Governed by Mr. Edwin G. Morrow…, page 7

10.   We note your disclosure that there is a risk of a conflict of interest arising between the duties of Mr. Morrow in his role as your sole executive officer and his own personal financial and business interests in other business ventures. Please provide material examples of such potential conflicts of interest in the context of Mr. Morrow's present financial and business interests.

Selling Security Holder, page 14

11.   Please revise this section to state the amount of common stock owned by your selling stockholder prior to the offering. See Item 507 of Regulation S-K.

Plan of Distribution, page 14

12.   We note your statements at page 15 regarding the use of this prospectus to sell the shares of common stock by parties other than the selling stockholder. Please explain to us the basis for such use of the prospectus, or revise to clarify that you will file a Rule 424(b) prospectus supplement to post-effectively update the selling shareholder table to reflect a transfer from a previously identified selling shareholder. Please also note that the new investor's shares must have been acquired or received from a selling shareholder previously named in the resale registration statement and the aggregate number of securities or dollar amount registered cannot change. See Item 507 of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 220.04, available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

13.   We note your statement at page 15 that the selling stockholder may be an underwriter within the meaning of Section 2(11) of the Securities Act. Please revise to indicate that such selling stockholder will be deemed an underwriter under the Act. In that regard, we note your related disclosure on your prospectus cover page.

Description of Business, page 17

14.   We note your disclosure at page 22 that a senior geologist will cost $10,000 per day for 10 days, for a total of $10,000. Please revise to address this apparent typographical error.

Directors and Executive Officers, page 26

15.   Please revise your filing to state the age of Mr. Morrow. See Item 401(b) of Regulation S-K.

16.   Revise your disclosure to describe the business experience during the past five years of Mr. Morrow, including his principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please see Item 401(e)(1) of Regulation S-K.

17.   In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Morrow should serve as a director, in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

18.   Further, please disclose any other directorships held, including any other directorships held during the past five years, by Mr. Morrow in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act. Please see Item 401(e)(2) of Regulation S-K.

19.   Please describe any of the events included in Item 401(f) of Regulation S-K that occurred during the past ten years and that are material to an evaluation of the ability or integrity of your sole officer and director.

Security Ownership of Certain Beneficial Owners, page 28

20.   We note that your beneficial ownership table includes information as of November 30, 2011. Please update your table with information as of the most recent practicable date. Please see Item 403(a) of Regulation S-K.

Transactions With Related Persons, Promoters and Certain Control Persons, page 29

21.   We note your disclosure regarding your agreement to sell shares to your founder. We also note your disclosure that there are no other material agreements with your officer. However, we also note your disclosure on your prospectus cover page that you will pay the expenses of this offering. Please revise to describe why you are paying the expenses of this offering.

Recent Sales of Unregistered Securities, page II-1

22.   Please include the date the shares were sold. Please see Item 701(a) of Regulation S-K.

Undertakings, page II-2

23.   Please include the undertakings provided in Item 512(h) of Regulation S-K.

Exhibit 5.1

24.   We note that the legality opinion references the registration under the Securities Act of 1933 of 14,750,000 shares of the Company's common stock, but the registration statement covers 7,000,000 shares of common stock. Please obtain and file a new opinion of counsel that accurately describes the securities to be covered by the registration statement.

Engineering Comments

Interests of Named Experts and Council page 16

25.   Please forward to our engineer, as supplemental information and not as part of your filing, the geology report you reference in this section of your filing. If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

26.   Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Description of Business page 17

27.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings

having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Compliance with Government Regulation page 23

28.   Please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in British Columbia.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Frederick Bauman